253G2 1 v461855_253g2.htm 253G2

Filed pursuant to Rule 253(g)(2)
File No. 024-10678


OFFERING CIRCULAR DATED MARCH 10, 2017



Legion M Entertainment, Inc.
6425 Christie Ave., Suite 500
Emeryville, CA 94608

www.thelegionm.com

Up to 6,693,440 shares of Class A Common Stock

SEE "SECURITIES BEING OFFERED" AT PAGE 37


	Price to Public	Underwriting discount and commissions	Proceeds to issuer Before Expenses, Discounts and Commissions*	Proceeds to other persons
Per share	$ 7.47	N/A	$ 7.47	N/A
Total Minimum	$ 500,000	N/A	$ 500,000	N/A
Total Maximum	$ 50,000,000	N/A	$ 50,000,000	N/A

*See the "Plan of Distribution" for details. We have not yet engaged any brokers or placement agents with respect to this offering. See "Plan of Distribution."

We expect that not including state filing fees, the amount of expenses of the offering that we will pay will be approximately $100,000, regardless of whether the minimum or the maximum number of shares are sold in this offering.

This offer will terminate at the earlier of (1) the date at which the Maximum Offering amount has been sold, (2) March 10, 2018, or (3) the date at which the offering is earlier terminated by the Company at its sole discretion. The Company has engaged a Boston Private Bank as escrow agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis with a minimum of $500,000. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See "Risk Factors" on page 10.

Sales of these securities will commence on approximately March 15, 2017.

The company is following the "Offering Circular" format of disclosure under Regulation A.

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TABLE OF CONTENTS

In this Offering Circular, the term "Legion M," "the Company" or "we" refers to Legion M Entertainment, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

A LETTER FROM THE FOUNDERS TO PROSPECTIVE INVESTORS

Thank you for considering an investment in Legion M! We couldn't be more excited about the opportunity in front of us, and are thrilled that you are considering joining us. Before you get into the offering circular, there are a couple things we want to mention.

Legion M is not a conventional company. We don't intend to become one.

Most of this offering circular describes Legion M in conventional business terms. In fact, the whole purpose of this document is to provide a convention for you to evaluate our company and make an informed investment decision. But there are elements of Legion M that defy convention, and we want to take a moment to explain them in our own words.

Risk vs. Reward
Before you invest, it's important to understand that Legion M is a very early stage company. In fact, thanks to the JOBS Act you now have the opportunity to invest earlier than has ever been possible, at a stage traditionally reserved for angel investors and venture capitalists.

If you want to get in early, you need to understand the risks. As an early stage company, we don't yet have established customers or revenue streams, and we have very little operating history for you to review. Startups are an inherently risky investment--statistically speaking, most of them fail.

But those that succeed often go on to change the world. Every great company — from Walt Disney Pictures to Apple Computer — started with entrepreneurs and investors who had the courage to defy the odds and try something no one else had done before.

We believe Legion M is one of those companies. We've beaten the odds before [1], and believe we can do it again. As a rule, you should never invest more than you can bear to lose in a startup company. But if you've got a little extra and want to swing for the fences, we'd love for you to join us. We're betting our money, reputations, and careers that we can make this company a success.

One Million Fans
Legion M is, to our knowledge, the first company built from the ground up to be owned by fans. We're building it that way because we believe a media company owned by fans has a fundamental competitive advantage over those owned by Wall Street or corporate conglomerates. In fact, our logo (the M with a bar over it, which is the Roman numeral for one million) represents our long-term goal of having one million shareholders join our company. We believe that by uniting one million fans, we can change the world for good.

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That's because fans hold all the power in the entertainment industry. After all, we're the ones that buy the tickets, pay the monthly subscriptions, and decide what to watch. As individuals, we are simply consumers. But when we stand together, we have the power to revolutionize the way content is made.

Redefining ROI

Most companies view investors simply as a source of capital. For Legion M, our investors are the foundation of our business. We are a community as much as we are a corporation.

As a management team, our job is to create value for this community. While conventional companies define shareholder value solely by dollars and cents, our definition goes one step farther:

Financial ROI

Legion M's primary goal is to run a responsible business that earns money and increases our share price. People are investing hard-earned dollars, and our job is to give them a return. Financial success is the key to the long-term viability of our company--the more successful we are, the more great things we can do.

Emotional ROI

While financial success is the primary goal for Legion M, we believe there is more to life than money. In addition to financial return, we strive to give our investors an EMOTIONAL return for owning a piece of our company. We work hard to cultivate a vibrant community for our shareholders, look for interesting ways to take them behind the scenes with our projects, and strive to create new and exciting opportunities to be a part of the entertainment industry.

Putting an M-shaped Dent in the Universe

We are shooting for the stars with Legion M. What we're doing has never been done before. We know it won't be easy, but things worth doing rarely are. While we can't guarantee the company will be successful (nobody can promise that), we can guarantee that we'll do everything in our power to make this the best investment you've ever made.

So THANK YOU again for considering our company. Please review the information in this circular. If you like what you see, we'd be honored for you to join our cause. If you don't, that's fine too. And if you're not sure, please join the Legion as a free member [2], so you can see for yourself what we're all about.

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Onward and Upward,
Paul Scanlan and Jeff Annison
Cofounders, Legion M

[1] In 1999 we (along with one other cofounder) started a company called MobiTV, which we grew to over 300 employees, won an Emmy award for innovation, and became a worldwide leader in delivering TV outside of the living room.

[2] You can join Legion M as a free member at www.thelegionm.com/join. As a free member, you don't have a financial stake in the company's success, but you do get access to our community and many of the same benefits that are available to shareholders. It's a great way to see for yourself what Legion M is all about.

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SUMMARY

Legion M is an entertainment company. Our business plan is to partner with creators - from independent filmmakers to big Hollywood studios - to produce movies, television shows, and virtual reality experiences. In this sense, we are similar to thousands of other entertainment companies around the world.

The difference is that Legion M has been built from the ground up to be owned by fans rather than Wall Street, wealthy individuals or a corporate conglomerate. We're taking advantage of historic new equity crowdfunding laws that allow the general public to invest in our company at the earliest stages of development. With Legion M, fans own the company, fans get behind the scenes, and when we are successful, fans share in the rewards!

Legion M was incorporated in March 2016. We have no customers for our principal products, are not currently profitable and do not expect to make a profit for several years.

Competitive Advantage

Our mission is to revolutionize the entertainment industry by putting a new twist (fan ownership) on proven business models for content production and distribution. We believe that having fans financially and emotionally invested in entertainment projects can increase those projects' chances of success.

Entertainment is a massive and extremely competitive market. One of the biggest challenges for most content is rising above the noise and finding an audience. Content that has a built-in audience (i.e. franchises, sequels, content based on popular intellectual properties, etc.) is extremely valuable and enjoys a substantial competitive advantage in the marketplace.

Our goal is to create our own built-in audience by getting fans invested in our projects. We aim to get fans invested both financially (i.e. our shareholders have a financial interest in our projects' success) and emotionally (by giving our shareholders a view into the production process). We believe that having an audience of invested fans increases our projects' chances of success. The bigger that audience gets, the more powerful it becomes.

Goal of Having One Million Shareholders

Our long-term goal is to have one million shareholders in Legion M. We believe that with a community of that size we'd be unstoppable. It's is an ambitious goal, but we believe over time we can achieve it. If we're successful at achieving this goal, we believe we can change the entertainment industry for good.

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Revenue Plan

We plan to develop and produce movies, television shows, and virtual reality experiences. Our plan is to partner with proven creators to create content, and use established and emerging distribution channels to monetize it. Our goal is to have a diversified slate of projects that can generate revenue from one or more of the following activities:

- Developing, licensing and distributing our content into the entertainment ecosystem;
- Offering content directly to consumers via iTunes, App Stores and other platforms;
- Offering brand integrations and sponsorships; and
- Offering content, merchandise, and experiences that are sold directly to consumers via our website.

Finance Plan

To date, we have raised approximately $1.7 million from over 3,100 investors. On May 16, 2016, Legion M became one of the very first companies to launch a fundraising campaign under Regulation Crowdfunding promulgated under the JOBS Act. Ninety days later the financing round ended oversubscribed, with over $1.3 million of subscriptions for a round that was legally capped at $1 million.

To achieve our goal of one million shareholders, we'll need to complete many successive rounds of funding. Our next step is this offering, which will allow us to raise up to $50.0 million in cash.

The Offering

Securities Offered	Maximum of 6,693,440 shares of Class A Common Stock
Common Stock Outstanding before the Offering	1,814,191 [1]
Common Stock outstanding after the Offering	8,507,631 [1]

[1] Does not include (i) the 219,772 shares of Class B Common Stock issuable upon exercise of options under the 2016 Equity Incentive Plan, and (ii) the 27,000 shares of Class B Common Stock issuable upon exercise of a warrant.

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Use of Proceeds

Proceeds from this offering will be used to fund Legion M's entertainment projects, marketing efforts and operational expenses. See "Use of Proceeds to Issuer" section of this offering circular.

Risks

Legion M is a startup. We were incorporated in March 2016 and are still in an early stage of development. We have no significant revenue yet, and no deals in place to get any. Investing in Legion M's shares involves a high degree of risk. See "Risk Factors" section of this offering circular. As an investor, you should be able to bear a complete loss of your investment. Some of the more significant risks include those set forth below:

- This is a brand-new company;

- What we're doing has never been done before;

- Our auditor has issued a "going concern" opinion;

- We plan to raise significantly more money; and future fundraising rounds could result in a "cram down;"

- Success in the entertainment industry is highly unpredictable; and there is no guarantee our content will be successful in the market;

- Entertainment projects can be risky, and often budgets run over;

- You may not like our projects;

- Even if one of our projects is successful, it is likely to take a long time for us to realize profits;

- Our business relies heavily on third parties for production and monetization of entertainment content and we have no binding agreements with these parties;

- We depend on a small management team, and may need to hire more people to be successful;

- We may not be able to protect all our intellectual property;

- Our officers control the Company, and we currently have no independent directors;

- The offering price has been arbitrarily set by Legion M;

- We have a large shareholder base which will likely grow even larger over time;

- Equity crowdfunding is new; and

- There is no current market for Legion M's shares.

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RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate particularly to Legion M:

This is a brand-new company.

Legion M was incorporated in March 2016. It is a brand-new company, with no customers, no revenues from entertainment projects, and so far, only limited revenues from merchandise and event sales. There is no history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made.

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Legion M was incorporated in March 2016. As of March 31, 2016, date of our last audited financial statements, we have not yet commenced planned principal operations. To date, we have not yet generated any revenue from entertainment projects. We have sustained a net loss of $162,552 and $(1,244,443) for the period ended March 31, 2016, and for the nine months ended December 31, 2016. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. While we were successful in raising over $1,000,000 in a recent crowdfunding campaign and other fundraising activities, our ongoing operational expenses are now approximately $95,000 per month. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

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We plan to raise significantly more money; and future fundraising rounds could result in a "cram down."

Even if we were successful in raising the maximum amount in this offering, our stated goal is to have one million investors in Legion M, which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable; and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends, and preferences frequently change, and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries, but due to its nature, the production, distribution, and marketing of content can require large capital investments. Developing and monetizing entertainment projects such as movies and television shows usually requires significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie, or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry, including feature films, television shows, and virtual reality experiences. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in, or even ones you object to.

Even if one of our projects is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial, and is typically measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

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Our business relies heavily on third parties for production and monetization of entertainment content and we have no binding agreements with these parties.

Our success in developing, producing and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. Although we have signed memoranda of understanding with a few established companies to find, fund and collaborate on creative projects together, we have yet to establish formal, legally binding agreements with these companies for specific projects. These companies may give more time and attention to other entertainment companies which are better funded or better known, or have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially. A number of our high profile advisors, such as Stan Lee, Seth Green, Tim League, and Scott Landsman may change their mind and terminate their relationships with the company.

We depend on a small management team, and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections and experiences of our two founders, Paul Scanlan and Jeff Annison. Should either of them discontinue working for Legion M there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Our officers control the Company and we currently have no independent directors.

Our two executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock, and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the Company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

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The offering price has been arbitrarily set by Legion M.

Legion M has set the price of its Class A Common Stock at $7.47 per share (see "How We Determined the Offering Price in this Offering" on page 25). Valuations for companies at Legion M's stage are purely speculative. We have not generated any significant revenue, nor do we have deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's recent successful crowdfunding campaign, Legion M currently has over 3,100 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is grow this shareholder base to one million through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and even cause Legion M to fail.

Equity crowdfunding is new

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

There is no current market for Legion M's shares

There is no formal marketplace for the resale of our securities. Shares of our Class A Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

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DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically issues shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are contributing their money, time and energy at below market rates (i.e. sweat equity) and risking their money, reputations, and careers on behalf of the company. Occasionally we also grant equity interests to our Creative Alliance partners and other partners in exchange for their knowledge, insight, connections and contributions to the company. When we seek cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than our founders, early employees, or Creative Alliance partners for their restricted stock grants, option and warrant grants. In addition, the price of this round is higher than our prior financings, which means that the cash value of your equity stake is diluted because each share of the Common Stock is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

Our Share Price Over Time

To help illustrate the dilution you face as an investor we'd like to explain how our current shareholders acquired their stock, and the price they paid for it. The shareholders of Legion M can be broken into the following groups:

> **Founders/Founding Grant Holders.** When Legion M was formed, the founding stock of the company was allocated amongst the two cofounders, early employees, consultants, advisors, and our creative allies at close to zero cost.
>
> Shortly after founding, some additional grants for stock options were issued to employees, consultants and advisors at a strike price of $0.01 per share, and one warrant for 27,000 shares was issued to a creative partner at a strike price $0.01 per share.
>
> Note that most of the stock/options/warrants issued to this group of shareholders (including the restricted stock owned by our two co-founders) vest over 4 years.

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Pre-Seed Investors (Discounted Note). In order to fund startup expenses and launch our Reg. CF round of financing, Legion M secured $418,342 worth of investment from accredited investors who had previous relationships with our two cofounders. These investors loaned money at a 5% interest rate to Legion M in exchange for promissory notes that automatically converted to Class B Common Stock upon closing of a successful financing round of over $1 million. If Legion M had been unable to raise at least $1 million, these investors likely would have lost their entire investment. In exchange for the additional risk of investing early, these investors received a 30% discount when the notes converted into Class B Common Stock at $4.90 per share in August 2016 upon closing of our Reg. CF round of financing. When you factor in the interest earned by these notes, these investors paid an average of $4.82 per share of Class B Common Stock. Closer to the timing of our Reg. CF round, we received an additional $76,000 of investment in the form of convertible promissory notes. These notes also converted into Class B Common Stock in August 2016, but at $7.00 per share, the same per share offering price of the Class A Common Stock used in the Reg. CF financing round.

Seed Investors (Reg. CF/D). On May 16, 2016, Legion M launched a Reg. CF fundraising campaign. The campaign lasted for 3 months. Investors in this round were assured of a successful raise because their subscription was placed in escrow, and would only be released if Legion M achieved a minimum threshold of $500,000 in subscription. This campaign exceeded our funding goal—after 3 months the round ended oversubscribed with over $1.3 million subscriptions for a round that was legally capped at $1 million. In order to accommodate the extra demand, Legion M allowed accredited investors to invest in our shares of Class A Common Stock in a private placement pursuant to Reg. D exemption to make more room in the Reg. CF round for non-accredited investors. Legion M ultimately closed with $999,999 investment in the Reg. CF round and $193,522 in the Reg. D round at the price of $7.00 per share of Class A Common Stock.

Post Seed Option Grant Holders. As Legion M grows, we issue stock option grants to key employees, advisors, and partners. Shortly after the Reg. CF and Reg. D financing rounds closed, the company issued option grants for 160,772 shares of Class A Common Stock at the strike price of $7.00 per share.

For the purposes of the table below, all restricted stock, option and warrant grants are assumed fully vested and exercised.

New Reg. A Investors. Legion M is currently offering shares of Class A Common Stock to investors under this offering pursuant to Reg. A at a price of $7.47 per share. We don't yet know how much money we will raise in this round, but we know it will fall between two thresholds:

- **Minimum Offering:** The minimum investment threshold for this offering is $500,000. If we are unable to raise at least $500,000, all investments held in escrow will be returned to investors.
- **Maximum Offering:** The maximum amount legally allowed to be raised pursuant to Reg. A is $50 million.

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The following tables summarize the differences between our earlier investors and the new investors in this offering with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid, on both a minimum and maximum offering basis:

MAX OFFERING ASSUMES $50.0MM RAISED FROM REG A	SHARES PURCHASED		TOTAL CONSIDERATION		AVG PRICE PER SHARE
	Number	%	Amount	%	
FOUNDERS/FOUNDING GRANT HOLDERS (1)(2)	1,632,040	19%	$ 758	0%	$ 0.00
PRE-SEED INVESTORS (DISCOUNTED NOTE) (3)	86,788	1%	$ 418,342	1%	$ 4.82
SEED INVESTORS (REG CF/D) (4)	181,363	2%	$ 1,269,521	2%	$ 7.00
POST-SEED OPTION GRANT HOLDERS (1)(5)	160,772	2%	$ 1,125,404	2%	$ 7.00
NEW REG A INVESTORS (1)	6,693,440	76%	$ 50,000,000	95%	$ 7.47
TOTAL	8,754,403	100%	$ 52,813,267	100%	$ 6.01

SHAREHOLDER TABLE MIN OFFERING ASSUMES $500K RAISED FROM REG A	SHARES PURCHASED		TOTAL CONSIDERATION		AVG PRICE PER SHARE
	Number	%	Amount	%	
FOUNDERS/FOUNDING GRANT HOLDERS (1)(2)	1,632,040	77%	$ 758	0%	$ 0.00
PRE-SEED INVESTORS (DISCOUNTED NOTE) (3)	86,788	4%	$ 418,342	13%	$ 4.82
SEED INVESTORS (REG CF/D) (4)	181,363	9%	$ 1,269,521	38%	$ 7.00
POST-SEED OPTION GRANT HOLDERS (1)(5)	160,772	8%	$ 1,125,404	34%	$ 7.00
NEW REG A INVESTORS (1)	66,934	3%	$ 500,000	15%	$ 7.47
TOTAL	2,127,897	100%	$ 3,314,025	100%	$ 1.56

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FOOTNOTES:

1. For the purposes of this table, all shares of stock are considered fully vested, and all granted options/warrants are assumed fully vested and exercised.

2. Assumes full vesting and exercise of (i) restricted stock grant of 1,546,040 shares of Class B Common Stock, of which only 459,893 shares are vested as of December 31, 2016, with the remaining shares subject to a vesting period of up to 48 months; (ii) options to purchase 59,000 shares of Class B Common Stock, of which 10,981 are vested as of December 31, 2016, with the remaining shares subject to a vesting period of up to 48 months; and (iii) a warrant for 27,000 shares of Class B Common Stock which are subject to a 24-month vesting schedule.

3. On August 14, 2016, upon closing our Reg. CF and Reg. D round of financing, convertible notes in the aggregate principal amount of $418,342 plus 5% interest was converted into Common Stock at $4.90 per share (30% discount of the per share offering price at the Reg. CF round of financing).

4. Includes 142,857 shares sold under Reg. CF and 27,646 shares sold under Reg. D, and 10,860 shares converted from $76,000 of promissory notes at $7.00 per share.

5. Assumes full vesting and exercise of options to purchase 160,772 shares of Class B Common Stock, of which 11,685 are vested as of December 31, 2016, with the remaining subject to a vesting period of up to 48 months.

Dilution Table

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our capital stock after this offering. Our net tangible book value as of December 31, 2016 was $(592,345), or $(0.29) per share of outstanding common stock. Net tangible book value is calculated as tangible assets less tangible liabilities. Without giving effect to any changes in the net tangible book value other than the sale of the maximum number of shares sold for cash in this offering at the price of $7.47 per share, and deducting an offering expense of $100,000, our pro forma net tangible book value as of December 31, 2016 was $49,307,675 or $5.63 per share of outstanding capital stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our shares in this offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $5.92 per share of capital stock to our earlier investors and an immediate dilution of $1.84 per share of common stock to the new investors.

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The following table illustrates this per share dilution assuming the various threshold amounts are raised, giving effect to the full vesting and exercise of (i) all 1,546,040 shares of restricted stock grant of our Class B Common Stock, (ii) all outstanding options to purchase 219,772 shares of our Class B Common Stock, and (iii) the outstanding warrant to purchase 27,000 shares of our Class B Common Stock.

DILUTION TABLE	$500,000 MINIMUM RAISE		$5.0 MILLION RAISE		$12.5 MILLION RAISE		$25.0 MILLION RAISE		$37.5 MILLION RAISE		$50.0 MILLION MAXIMUM RAISE	
INITIAL PRICE TO PUBLIC	$	7.47	$	7.47	$	7.47	$	7.47	$	7.47	$	7.47
NET TANGIBLE BOOK VALUE AS OF DECEMBER 31, 2016	$	(0.29)	$	(0.29)	$	(0.29)	$	(0.29)	$	(0.29)	$	(0.29)
INCREASE IN NET TANGIBLE BOOK VALUE PER SHARE ATTRIBUTABLE TO NEW INVESTORS IN THIS OFFERING	$	0.20	$	1.87	$	3.45	$	4.78	$	5.49	$	5.92
AS ADJUSTED NET TANGIBLE BOOK VALUE PER SHARE AFTER THIS OFFERING	$	(0.09)	$	1.58	$	3.16	$	4.50	$	5.20	$	5.63
DILUTION IN NET TANGIBLE BOOK VALUE PER SHARE TO NEW INVESTORS	$	7.56	$	5.89	$	4.31	$	2.97	$	2.27	$	1.84

Future dilution

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

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The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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USE OF PROCEEDS TO ISSUER

We currently estimate that, at a per share price of $7.47, the net proceeds from the sale of the 6,693,440 shares of Class A Common Stock in the maximum offering will be approximately $49.9 million, after deducting the estimated offering expenses of approximately $100,000. None of the offering proceeds will be used to pay off debt early or make payments for deferred salaries.

The following table breaks down the use of proceeds into four different categories under various funding scenarios:

	$5 Million Raise		$12.5 Million Raise		$25 Million Raise		$37.5 Million Raise		$50 Million Maximum Raise	
Offering Related Expenses	$ 100,000	2%	$ 100,000	1%	$ 100,000	0%	$ 100,000	0%	$ 100,000	0%
Operating Expenses	$1,380,000	28%	$ 1,800,000	14%	$ 2,400,000	10%	$ 3,000,000	8%	$ 3,000,000	6%
Marketing	$1,000,000	20%	$ 2,500,000	20%	$ 5,000,000	20%	$ 7,500,000	20%	$ 10,000,000	20%
Entertainment Project Development	$2,520,000	50%	$ 8,100,000	65%	$17,500,000	70%	$26,900,000	72%	$ 36,900,000	74%
Total	$5,000,000	100%	$12,500,000	100%	$25,000,000	100%	$37,500,000	100%	$ 50,000,000	100%

Operating Expenses

These are the funds required to support our Legion M team and monthly operating expenses. It includes employees' salaries and benefits, compensation to contractors, expenses related to public relations, travel, legal and accounting, insurance, and technology.

These funds directly support:
- Internal development of entertainment projects;
- Business development with entertainment partners;
- Growing, managing, and leveraging our Legion of fans;
- Development and sales of merchandise;
- Fundraising; and
- General overhead and administrative costs.

As of January 31, 2017, our monthly burn rate for operating expenses is approximately $95,000 per month. This amount may go up or down based on the amount of money raised.

Marketing

Growing the Legion is one of our top priorities (see "The Company's Business — Growing the Legion). Accordingly, we plan to allocate up to 20% of the funds raised in this offering to marketing efforts intended to grow the Legion and build value for the Legion M brand.

Entertainment Project Development

This is to fund external costs of developing our entertainment projects. This includes expenses such as producing a television pilot, co-financing a movie, creating a virtual reality experience, optioning rights to a book, paying screenwriters to write a script, etc.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

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THE COMPANY'S BUSINESS

We're building Legion M to be a fan-owned entertainment company. Our mission is to partner with fans to cultivate a vibrant, engaged community, what we call a "Legion of fans" who are emotionally and financially invested in our success. We intend to use this community to fund, develop, market and monetize entertainment content. We believe our Legion of fans give us a significant competitive advantage in a fiercely competitive entertainment market.

The Entertainment and Media Market

According to a Billboard magazine article in June 2013, the global entertainment and media market will reach $2.152 trillion in 2017, with the U.S. market accounting for $632 billion.

As the industry grows, it's also fragmenting. We have seen dramatic shifts in content distribution, including the proliferation and success of global OTT ("over the top") services such as, Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and Apple TV, and the growth of non-traditional models such as, PPV (pay per view), VOD (video on demand), and SVOD (subscription video on demand). This proliferation of new content services has created more buyers of entertainment content, and therefore more potential customers of Legion M, than ever before. In addition, competition between these platforms to gain market share makes content with a built-in audience even more valuable.

We believe the growth and fragmentation of the entertainment market have created an unprecedented opportunity for a fan-owned company like Legion M to revolutionize the industry.

Principal Products and Services

Legion M is still in its early stage of development. It is not currently profitable and we do not expect to make a profit for several years.

As we roll out our business model, our principal product will be entertainment content: movies, television series, and virtual reality experiences. With the help of our Creative Alliance partners (see "Creative Alliance Partners"), we plan to develop a slate of projects in the entertainment industry. We expect to realize our first revenues from entertainment projects within the next 12 to 24 months.

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We have not earned any revenue from entertainment projects, but we have generated some revenue from our online store (www.thelegionm.com/store). Since inception, we have earned over $23,000 in revenue from sales of promotional merchandise (t-shirts, and name badges) and events tickets.

The Legion of Fans

We expect our community of members and shareholders, which we often refer to as our Legion of fans, to become an important competitive advantage in an otherwise fiercely competitive entertainment market. We believe that fans who are emotionally and financially invested in projects are significantly more likely to see them, evangelize them, and support them. Having a large audience invested in our projects will give us a competitive advantage because when our projects are released, we'll have a large group of fans pushing to make these projects successful.

In addition to helping us promote projects, we feel that a large community of fans invested in our success can help us in other ways, including:

- Helping us identify emerging market trends, exciting new intellectual properties, and up-and-coming talents;
- Providing focus group feedback to help us evaluate options and make market decisions;
- Generating energy, enthusiasm and excitement that helps propel not only individual projects, but also the company forward; and
- Volunteering their time, energy, and expertise to the company at local meetups and events.

Our community currently consists of a little over 3,100 shareholders and an additional 5,500+ members who have signed up to be a part of Legion M but have not yet chosen or had an opportunity to invest in our shares. Even though our community is still relatively new, we've already experienced many examples where the Legion M community has contributed to our business success:

- Over 25 Legion volunteers staffed our booth at Stan Lee's Los Angeles Comic Convention;
- A team of Legion volunteers built and now manage an online forum exclusively for the Legion community;
- Members of the Legion acted as judges to help us watch and evaluate over 400 video pitch submissions for our "Pitch Elevator" competition;
- We've had local meetups in New York, San Jose, San Francisco, Las Vegas, Monterey, Michigan, Florida, Las Vegas, and Chicago arranged and hosted by members of the Legion;

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- Since inception, we have generated over $23,000 of product revenue from sales of promotional merchandise (primarily t-shirts, and other Legion M gear from our Legion M online store) and events sales: and
- Nearly 1,000 people have requested to receive from us free Legion M stickers and promotional cards so they can help promote Legion M.

Growing the Legion

The power of our Legion is proportional to its size. As our Legion of fans grows, so will our access to high quality entertainment projects as well as our ability to market and support these projects. As such, growing the Legion is currently our number one priority.

Since we're a new company, marketing and public relations is an extremely important way for us to grow the Legion. In fact, we plan to spend up to 20% of the money we raise from this offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

- Online advertising;
- Exhibiting at conventions;
- Speaking on panels at conventions;
- Public relations;
- Writing bylines;
- Creation of viral shared content (i.e. videos, graphics, etc.);
- Sponsoring of events/activities;
- Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc) that enable members of our Legion of fans to help spread the word

Our marketing costs fluctuate heavily based on business conditions. If the marketing is successful (meaning that it is effective at growing the Legion) we can turn it up. If it's not effective, we can turn it down or even shut it off completely. As the Legion grows, we expect that we will be better able to share information virally, and that will help us better manage the costs for paid marketing.

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How We Plan To Make Money

We plan to develop and produce movies, television shows, and virtual reality experiences. Our plan is to partner with proven creators to create content, and use established and emerging distribution channels to monetize it. Our goal is to have a diversified slate of projects that can generate revenue from one or more of the following activities:

Developing, licensing and distributing our content into the entertainment ecosystem

We plan to accomplish this by partnering with existing studios, networks and distributors on the development, financing, production and distribution of content. We plan to use established business models currently used in the entertainment industry. Revenue streams can come from multiple sources in the form of production fees and bonuses, revenue share, royalty participation, merchandising, ancillary market development and sales, distribution, licensing and format fees, and contingent compensation, just to name a few. We plan to work with established Hollywood players across an array of genres to create a diversified slate of projects to minimize the risk of over-concentration in any one genre or medium. We expect some projects to be internally developed and others to be externally acquired, and projects are expected to be in all different stages of development - from the acquisition of underlying intellectual property to the participation in the distribution of a finished feature film.

Offering content directly to consumers via iTunes, App Stores and other platforms

These digital platforms acquire content in all stages of development, from script to finished product. Commitments from such platforms can help us secure financing, talent and possible ancillary market revenue streams. We plan to market our content to all such platforms, thereby offering our content directly to consumers.

Offering Brand integrations and sponsorships

To help defray the cost of our content production, we plan to identify organic brand integration and product placement for our content, and seek advertising/sponsorship partners for the production and distribution of our shows. For example, we might work with a brand to integrate their product into our content, or custom develop content to the brand's specification in exchange for a fee. We might also work directly with one or more sponsors who pay us to develop content that is released for free to consumers on a portal that includes advertisements from the sponsor(s).

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Offering content, merchandise, and experiences that are sold directly to consumers via our website

Having a Legion of fans emotionally and financially invested in Legion M creates unique opportunities for us to develop products that are sold directly to fans on our website. For example, since inception, we sold over $23,000 of t-shirts and other Legion M gear from our online store. As our Legion grows, we believe our ability to market and sell content, merchandise, and experiences directly to consumers via our website will grow as well.

How We Plan To Fund Our Projects

Since inception, we secured investment of $494,342 in the form of convertible promissory notes. These notes were converted into Class B Common Stock when we closed our $1 million Reg. CF round in August 2016. We raised an additional $193,522 in a private placement under Reg. D for sales of our Series A Common Stock. We're following up now with this offering where we can raise up to $50.0 million.

Developing and monetizing entertainment projects such as movies and television shows usually requires significant capital investment. We intend to raise that money directly from fans. Our long-term goal is to raise between $450-$500 million from 1 million shareholders. We expect it will take us many successive fundraising rounds to achieve this goal, but if we're successful we believe it will give us enough funding and market clout to participate in the highest levels of content development.

The types of projects we can fund will depend on the amount of money we raise. Right now, with development funds measured in hundreds of thousands of dollars, we're focused on projects like unscripted TV and virtual reality experiences that aren't as capital intensive, and early stage projects where we can contribute "sweat equity" rather than cash. We are also looking to co-produce projects with other partners, which allows us to participate in larger projects like feature films. As our development funds grow we expect to have funds to tackle larger and more ambitious projects.

How We Determined the Offering Price in this Offering

For this offering, we set the valuation based on internal analyses and discussions with third parties including our lawyers, advisors, seed investors, and venture capital funds with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows.

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In August, we closed one of the most successful financing rounds in the short history of Regulation CF. Selling our Class A Common Stock at $7.00 per share, our Reg. CF financing round was oversubscribed with over $1.3 million in commitments from over 3,000 investors. Approximately $200,000 of the $1.3 million was committed within the first month of our fundraising campaign, $300,000 in the second month, and $800,000 in the last month, indicating strong growth in demand, and validating the basis of the valuation our management had set in May 2016.

In addition to having an oversubscribed round of financing, Legion M has made other strides since May:

● The Legion has grown by another 3,100 members;
● A Facebook group with over 3,000 members is a daily testament to the vibrancy of our community;
● Hundreds of Legion M members have demonstrated the strength of the Legion M community by organizing local meet ups in their areas, donating their time to help with Legion M projects, putting Legion M stickers on their cars, securing personalized "LEGIONM" license plates and in one case even tattooing the Legion M logo on their body!
● We've received nearly 1,000 requests for stickers, temporary tattoos, and promotional cards so that members can help spread the word about Legion M;
● We've added multiple high caliber advisors to our advisory board;
● We've filmed our first project — a high profile virtual reality interview featuring Stan Lee and Kevin Smith;
● We announced and filmed a sizzle real for our Pitch Elevator series at Stan Lee's Los Angeles Comic Con;
● We've established a Legion M store that has generated over $23,000 in revenue since inception;
● We continue to have public relations traction with positive news articles, including an in-depth profile of Legion M on the front page of the business section of the LA Times on August 3rd, 2016.

We also looked at our long-term fundraising goal (1 million shareholders in the Legion) and the likely funding scenarios that would allow us to achieve that. Finally, we considered our strategy, which is to keep the offering price as low as reasonably possible for new investors so we can maximize company growth and long term engagement of our investors. After reviewing all these factors and discussing with our third party advisors, we arrived at a per share price of $7.47.

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Creative Alliance Partners

We've established relationships with several Creative Alliance Partners including Stoopid Buddy Stoodios, Meltdown Entertainment, 42 Entertainment/Animal Repair Shop and Alamo Drafthouse. Although we have no formal, legally binding agreements for specific projects with these companies yet, we have entered into Memoranda of Understanding with each of them sharing the long term common goal of finding, funding and collaborating on creative projects. Executives at these companies have also agreed to serve on our advisory board in return for an equity interest. We also plan to work with these companies to help us find and evaluate new projects and talent in the entertainment industry.

Advisory Board

Our Advisory Board consists of several entertainment industry veterans including:

- Tim League, Founder and CEO of Alamo Drafthouse Cinema
- Stoopid Buddies Stoodios (Matt Seinrich, Seth Green, John Harvatine, and Eric Towner)
- Gaston Dominguez-Letelier, Founder and CEO of Meltdown, Inc.
- Animal Repair Shop (Susan Bonds and Alex Lieu)
- Scott Landsman, Senior Vice President of Comedy Development at Sony TV
- Lisa Taback, CEO of LTLA
- Yuka Kobayashi, former Director of POW Entertainment
- Kerry O'Quinn, creator of Starlog and Fangoria magazine
- Adam Rymer, President of Legendary Digital
- Michael Arrieta, founder of Big Air Studios and former Sony Executive

We believe that the expertise and connections of our advisors will contribute greatly to our success.

Employees

We currently have 5 full time employees and 1 part-time employee. We also regularly work with 3 independent contractors on an as-needed basis.

Competition

The entertainment industry is fiercely competitive. There are thousands of other companies involved in the creation of entertainment content, from giant international conglomerates to small independent creators. These companies are Legion M's competitors in that we are all competing to develop entertainment for consumers. However, collaboration is common in the entertainment industry, so we also view these companies as potential partners.

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We believe Legion M offers a unique value proposition compared to most other entertainment companies. For example, if we compete with other companies to partner with another studio or production company to co-produce or co-develop a hot new project, we believe our ability to bring a Legion of invested fans to the project, along with the funds to help develop it, gives us a competitive advantage.

Currently there are no other companies to our knowledge that are building an entertainment company to be owned by fans. Over time we expect there will be—particularly if we are successful with Legion M.

Intellectual Property

We've filed a trademark application for our company's name Legion M and plan to submit a trademark application for protection of our company's logo.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities or otherwise.

THE COMPANY'S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $33,000. It currently uses office space within our Creative Alliance Partners' offices in Los Angeles and at MobiTV in Emeryville, CA.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Legion M was incorporated on March 4, 2016 in Delaware. Our mission is to grow a Legion of fans that are financially and emotionally invested in our success, and use that community to fund, develop, market and monetize entertainment content. We are in early stages of development. Our activities since inception have consisted primarily of business formation, fundraising, growing the Legion of fans, forming creative alliances, building an advisory board, internally developing entertainment projects, sourcing external entertainment projects, and preparing for this offering.

Results of Operations

We have not yet generated any revenue from entertainment projects. We have sustained a net loss of $162,552 and $(1,244,443) for the period ended March 31, 2016, and December 31, 2016, respectively.

Since inception, we received approximately $23,000 of revenue from the sales of our promotional merchandise (e.g. t-shirts and name badges) and event sales (i.e., Legion M "Rave of Thrones" at 2016 San Diego Comic-Con and "Rouge One Premier".) As we grow the Legion, we expect this type of product revenue to grow as well. While we don't consider this a primary source of our revenue, it helps offset some of our operational expenses and foster a vibrant community of fans.

Operating Expenses

Our operating expenses consist primarily of compensation to employees and contractors. As of January 31, 2017, we had 5 full-time employees, 1 part-time employee and 3 contractors (used on an as-needed basis), and approximately $95,000 in monthly operating expenses, which includes salaries, benefits, contractor fees, payroll taxes, public relations, travel, general legal and accounting fees, insurance, and monthly payments on our auto loan. These funds directly support:

- Internal development of entertainment projects;
- Business development with entertainment partners;
- Growing, managing, and leveraging our Legion of fans;
- Development and sales of merchandise;
- Fundraising; and
- General overhead and administrative costs.

Our goal is the keep overhead and operating expenses as low as possible so we can maximize the amount of money spent on developing entertainment projects. That said, if we are successful in raising funds and generating revenue, we expect some increases in our operating expenses over time in the following areas:

- As we grow, we may add additional staff to execute our business plan. We currently don't have any open positions, but we expect that will change as the company matures.

- We currently use office space within our Creative Alliance Partners' offices in Los Angeles and at MobiTV in Emeryville, CA, and are not paying rent. As we continue to grow, we expect to acquire a larger office space and will eventually need to pay rent, which will in turn increase our monthly fixed costs.

- Compensation for Legion M's executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the Company matures we plan to increase executive pay closer to market levels.

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Project Spending

In addition to our monthly internal development and operating expenses, we have a project fund for entertainment projects. This is the money we use for external development costs (i.e. filming a pilot, licensing an IP, co-financing a film, etc.). Since our current project fund is relatively small (we allocated approximately $200,000 of our seed funding for project development), we have focused our efforts on projects where we can contribute ideas and energy (i.e. "sweat equity") alongside a modest cash investment to build maximum value in the projects. We have also invested significant time to business development activities for larger projects that will be available once we have raised a more substantial development fund.

Below are some examples of projects that are in development at Legion M as of January 31, 2017:

ICONS: FACE TO FACE

ICONS: Face to Face is what we believe to be a first-of-its-kind virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King Jr? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come!

In January of 2017, Legion M filmed the pilot episode of the ICONS series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. At 94 years old, Stan has amazing energy and a singular point of view on life and love, success and failure, and the little-known origin stories of some of the most popular characters of all time.

In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. Joan provided a completely different lens through which to view a man who is loved by so many. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith—a pop culture Icon in his own right. The experience was shot in Stan Lee's Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination is at the threshold of human perception, which means the footage we have captured should be future-proofed as virtual reality continues to undergo technological advancements. The cameras were positioned very close to Stan and Kevin, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan's home where the interview took place.

As of January 31, 2017, Legion M has spent about $40,000 in external production costs on this project. We are currently in discussions with several interested partners for distribution and monetization, and expect this footage will provide value for Legion M for generations to come.

Pitch Elevator

Anybody can have a great idea for a movie or TV show, but very few people have the connections necessary to get those ideas made. Legion M aims to change that with *Pitch Elevator.*

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee's Los Angeles Comic Con. Inside were 2 cameras, a cameraman, and a countdown timer. Guests were invited to step inside and give a 2-minute pitch for their movie, television show or virtual reality idea.

We captured over 200 pitches at Comic Con, and over 200 more during an online submission period. We then built an online game that allows members of the Legion to evaluate, rank and vote on these pitches. Over the course of multiple rounds, we are currently narrowing the field down to the top 10 pitches, each of whom will win a prize package plus the once-in-a-lifetime opportunity to pitch their idea to a panel of Hollywood insiders. The best of these pitches will win a development deal with Legion M.

We had a camera crew present at Comic Con that allowed us to capture unscripted footage of the entire event. We have packaged the entire experience into a treatment for an unscripted television or web series that we are currently pitching to interested studios and brands.

As of January 31, 2017, we have spent approximately $20,000 from our production fund, which we combined with approximately $10,000 from our marketing fund to execute the event at Stan Lee's Los Angeles Comic Con. We feel this is a great project for Legion M as it leverages our marketing budget to develop content, and our content budget to promote the Legion.

Feature Film/TV Series Co-Financing

While our development fund is not yet large enough to fully finance a feature film or television project, the prospect of having Legion M co-finance a project has proven appealing to many potential partners. We are in discussions with several partners about having Legion M participate in projects that are already in development, in production, or already completed. As of January 31, 2017, we have not spent any money co-financing projects, but expect to do so within the next three months.

Feature Film/TV Series Development

As of January 31, 2017, Legion M has approximately 12 different projects in early stage development. These consist of either original concepts that we have created or existing IPs with which we are negotiating a partnership. Our goal is to develop these ideas and sell them to a studio, production, or distribution partner. As of January 31, 2017, we have not spent any money on external development costs of these projects, but we expect to do so sometime in 2017.

Marketing

In addition to our monthly operating expenses and project spending, we also have discretionary spending for marketing each month. This expense varies greatly from month to month. For example, during our Reg. CF fundraising campaign, we used online advertising to market the fundraising opportunity. In addition, to date we have exhibited at 3 different Comic Conventions, and had a presence at many more. Between inception and December 31, 2016, we have spent approximately $325,000 on marketing to generate awareness of Legion M and build the Legion M brand.

Since growing the size of the Legion is our primary goal (See "The Company's Business – Growing the Legion"), this offering will become our primary marketing focus once this offering circular has become publicly available. We intend to base our monthly marketing spending on how effective the previous month's spending was at generating investment. For example, if we believe the previous month's spending was effective, we'll maintain or potentially increase spending levels. If it was not effective, we will decrease or stop spending altogether. Our goal is to minimize marketing costs, and grow the Legion as efficiently as possible. That said, we expect to spend hundreds of thousands if not millions of dollars to market and build awareness of Legion M over time.

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Liquidity and Capital Resources

Since inception, we have raised a total of approximately $1.7 million:

- Approximately $494,342 in convertible promissory notes which were subsequently converted into a total of 97,648 shares of Class B Common Stock, at either $4.90 or $7.00 per share (see "Dilution — Our Share Price Over Time");
- Approximately $1,000,000 in a Reg. CF round of financing for the sale of a total of 142,857 shares of Class A Common Stock, at $7.00 per share; and
- Approximately $193,522 in a Reg. D round of financing for the sale of a total of 27,646 shares of Class A Common Stock, at $7.00 per share.

On May 11, 2016, in connection with a vehicle purchase for a 1959 Cadillac, we entered into a Bill of Sale and a Loan Agreement with Underground Labs, Inc. for the principal amount of $33,000 at 4% per annum from April 17, 2016. The unpaid principal and accrued interest remains payable in monthly installments of $2,809.95 until March 17, 2017.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged.

Plan of Operations

Over the next 12 months our plan of operations consists of the following activities:

Developing and Producing Legion M's own Entertainment Projects

We have several entertainment projects currently in development/production that we hope to monetize in the next 12 months. These include our *ICONS: FACE TO FACE* virtual reality interview with Stan Lee, our *PITCH ELEVATOR* TV concept, and other television, movie, and virtual reality projects that have not yet been announced.

Co-producing External Entertainment Projects

We have developed relationships with several partners that may allow us to co-produce their entertainment projects. Our ability to partner on these projects will be heavily dependent upon how much money we raise for our project development fund.

Growing the Legion

Since the size and engagement of our Legion of fans determines its value, we will continue to invest significant time and resources to growing and cultivating our community. We believe that as this community grows, so will our access to high quality entertainment projects, our ability to support them, and our competitive advantage in the marketplace. This objective involves many different activities including:

- A successful capital raise in this offering;
- Marketing and evangelizing Legion M to grow the number of investors and members of our community;
- Developing tools, processes, and systems that leverage the power of our community for the benefit of the Legion M; and
- Supporting and coordinating Legion M activities (i.e. meet-ups, premier parties, online games, etc.)

General Business Development

We plan to continue investing heavily in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, networking with potential advisory board members and/or board of directors members and potential marketing partners.

As of December 31, 2016, we have approximately $638,309 in cash, and a regular operational "burn rate" of approximately $95,000 per month. While our operational expenses are consistent from month to month, we also have variable spending each month from our discretionary marketing and project funds (i.e. the money we spend exhibiting at a Comic Con or funding a project).

We cannot assure you that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us or at all. We are currently incurring operating deficits that are

expected to continue for the foreseeable future. That said, assuming we raise at least the minimum amount of $500,000 in this offering, we would reduce our operating expenses and conserve cash so that these funds would allow us to continue our planned operations through at least the end of 2017. We would not expect to make significant financial investments in external projects, but would instead focus on internal development of projects, business development, and seeking additional funding and finance partners.

If we raised the maximum offering amount of $50 million, we would grow our internal development resources, fund operations for the next several years, and plan to make significant investments in external entertainment projects.

Fundraising Plans

Even if we were to raise the maximum amount of $50 million in this offering, we would still plan to raise additional funds over the next 12 to 24 months. That's because the more shareholders we have in the Legion, the more powerful our company becomes, and the greater our competitive advantage in the marketplace. Our stated goal is to have one million investors in the Legion, and it will likely take many subsequent rounds of funding to achieve that.

In addition, the larger our project development fund gets, the more efficient it becomes. For example, if we partner with another company to co-finance and promote a film, there is a fixed amount of time and resources spent to execute the transaction, provide behind-the-scenes access to the Legion, etc. If we're contributing $50,000 to the project, we'll have one tenth the upside as if we're contributing $500,000.

Finally, we expect that the bigger our development fund gets, the more access we'll have to high quality projects. Entertainment is a very capital intensive industry. The more money we have, the more projects we'll have access to, and the more leverage we'll have in negotiations.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company's executive officers and directors are as follows.

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:				
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	47	Appointed to 1 year term starting March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	45	Appointed to 1 year term starting March 9, 2016	Full-time
Directors:				
Paul Scanlan	Director	47	Appointed to indefinite term of office. March 4, 2016	
Jeff Annison	Director	45	Appointed to indefinite term of office. March 4, 2016	

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016 Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

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Jeff Annison – Cofounder & President

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

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COMPENSATION OF DIRECTORS AND OFFICERS

As of March 31, 2016, Mr. Annison was paid $85,217 for his services prior to Legion M's incorporation until March 31, 2016. From inception through June 2016, Mr. Scanlan elected to receive no salary for his full-time employment at Legion M. We have entered into Executive Employment Agreements with each of Paul Scanlan and Jeff Annison. Pursuant to these agreements, each of them is entitled to receive an annual base salary of $175,000 and severance pay of one year of base salary in the event of an involuntary, not-for-cause termination. It should be noted that compensation for Legion M's officers (as well as the rest of Legion M's executive staff) is significantly below market rates for their experience/position as well as the compensation they received at previous companies. This is common for executives during the startup phase of a company, but as the Company matures we plan to raise executive pay closer to market levels. Also, in the future we may add new executives to execute our business plan and will compensate them commensurate with experience and performance.

At this time, Legion M does not offer any director compensation. However, we have adopted a 2016 Equity Incentive Plan pursuant to which an aggregate of 753,960 shares of our Class B Common Stock have been reserved for issuance to officers, directors, employees and contractors of the Company.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2016, the Legion M's voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	6425 Christie Ave., Suite 500, Emeryville, CA 94608	216,580 shares of Class B Common Stock	525,980 shares of Series B Common Stock subject to vesting	58.70%
		67 shares of Class A Common Stock	N/A	0.04%
Jeff Annison	6425 Christie Ave., Suite 500, Emeryville, CA 94608	177,181 shares of Class B Common Stock	430,299 additional shares of Series B Common Stock subject to vesting	52.0%
		14 shares of Class A Common Stock	N/A	0.01%

(1) Based on a total of 1,643,688 shares of Class B Common Stock, of which (i) 557,541 shares are outstanding as of December 31, 2016; and 1,086,147 shares are subject to vesting over 48 months with vesting contingent upon continued service with the Company.

(2) This calculation is the number of shares of voting securities that person owns now, plus the number of shares he is entitled to acquire as of December 31, 2016. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on his current and acquirable ownership.

(3) All shares are directly held.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Prior to our formation, development activities commenced and certain startup expenses were incurred. To fund startup expenses such as salaries, marketing and exhibition expenses at the 2016 Silicon Valley Comic Convention, we took out a $200,000 promissory note on November 30 ,2015 from Underground Labs, Inc., a third party related to us via mutual ownership by Messrs. Scanlan and Annison. The money loaned by Underground Labs to Legion M came from a third party individual investor who loaned the money to Underground Labs specifically to fund Legion M's startup expenses. That money was held in its own account and used exclusively to pay startup expenses on behalf of Legion M. On March 31, 2016, we issued a Convertible Note payable in the amount of $203,342 to this investor in repayment of such funds provided by Underground Labs, and Underground Labs turned over to Legion M all the money remaining in the account along with a full accounting of money that had been spent. The original promissory note owed to Underground Labs was paid in full and cancelled, and the agreement between Underground Labs and Legion M was terminated.

Pursuant to terms of the convertible note for the third party investor, interest accrued at simple interest of 5% per annum; and as of August 14, 2016, the note was converted into 42,265 shares of our Class B Common Stock at $4.90 per share, a 30% discount of the per share price of the Class A Common Stock sold at our Reg. CF financing round which closed on that same day.

On May 11, 2016, in connection with a vehicle purchase (1959 Cadillac), we entered into a Bill of Sale and a Loan Agreement with Underground Labs, Inc. for the principal amount of $33,000 at 4% per annum from April 17, 2016. The unpaid principal and accrued interest remains payable in monthly installments of $2,809.95 until March 17, 2017.

We do not own or lease any real estate, office space or significant tangible assets. We currently use office space within our Creative Alliance Partners' offices in Los Angeles and at MobiTV in Emeryville, CA and are not paying rent. Both Messrs. Scanlan and Annison are shareholders of MobiTV.

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SECURITIES BEING OFFERED

Legion M is offering Class A Common Stock in this Offering.

Legion M's authorized capital stock consists of 20,000,000 shares of Common Stock, at $0.0001 par value, of which 17,000,000 shares are Class A Common Stock and the remaining 3,000,000 shares are Class B Common Stock. Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that (i) each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock, and (ii) there are certain restrictions to transfer of the Class B Common Stock that do not apply to the Class A Common Stock.

Legion M modelled its dual class stock structure after leading companies, including Google, Facebook and Berkshire Hathaway. This structure allows us to be owned by a very large group of small, non-professional investors while maintaining strong corporate governance. We feel it's important for all our shareholders' interests to be aligned, and have purposely avoided giving financial preferences or taking investment from those who insist on having them. Since our goal is to grow our Legion as large as possible, we have set the minimum investment amount per investor at $100. We expect our Legion of shareholders to be comprised of a large number of small, non-professional, or even first-time investors, with not much experience in start-ups or the entertainment industry. While we believe the opinions of these investors will be extremely helpful for us to find, develop, and promote entertainment content, we don't believe they are well suited to vote on material corporate decisions on a pari passu basis with the founders or other seasoned industry veterans who are also shareholders of the company.

The following is a summary of the rights of Legion M's capital stock as provided in its Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Class A Common Stock

Voting Rights.

Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

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Dividends.

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Class B Common Stock

Voting Rights.

Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends.

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

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Liquidation Rights.

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights.

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

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PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

We are offering a maximum of 6,693,440 shares of Class A Common Stock on a "best efforts" basis.

The cash price per share of Class A Common Stock is initially set at $7.47.

The minimum investment is $100. If we are unable to raise at least $500,000, all investments held in escrow will be returned to investors.

We plan to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or "testing the waters" materials on an online investment platform.

We are offering our securities in all states other than Texas, Florida, Arizona and North Dakota. In the event we make arrangements with a broker-dealer to sell into these states, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part.

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Wefunder has agreed to host this offering of our Class A Common Stock on its online platform and waived its fees and commissions.

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Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the www.wefunder.com/legionm website as well as our own website www.thelegionm.com. Prospective investors may subscribe for our shares in this offering only through the Wefunder website.

Investors' Tender of Funds

After the Offering Statement has been qualified by the Securities and Exchange Commission, we will accept tenders of funds to purchase the shares. We may close on investments on a "rolling" basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by Boston Private Bank, and will be transferred to us upon closing. A closing will occur each time we accept funds (after the first closing of a minimum of $500,000). Upon closing, funds tendered by investors will be made available to us by our escrow agent for our use.

Process of Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an "accredited investor" as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Wefunder will host this offering, and be responsible for processing all subscriptions and related payments. Wefunder has agreed to waive all Wefunder fees for us and our investors, including fees related to processing subscription agreements executed via electronic signature, fund transfer, wire processing and anti-money laundering check. Notwithstanding anything to the foregoing Wefunder may pass through direct costs associated with payment options that are not ACH, including but not limited to, a $10 check processing fee which is charged to each investor who wishes to pay with a check, or any incremental costs related to debit card or bitcoin transactions.

Boston Private Bank will be our escrow agent. Boston Private Bank has agreed to waive all fees including escrow account setup and maintenance fees.

eShares, Inc. is currently our transfer agent for maintaining our shareholder information on a book-entry basis. There are no additional set-up costs or fees (beyond those we are already paying) from eShares related to this offering. At each closing, Wefunder will transmit to eShares all subscription information in an electronic format that can be easily imported into eShare's database.

We are not engaging any broker-dealers at this time, and until we do, we do not expect to have any associated broker-dealer fees.

Transfer Agent and Registrar

eShares, Inc., 195 Page Mill Road, Suite 01, Palo Alto, CA 94306 is the transfer agent and registrar for Legion M's common stock.

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FINANCIAL STATEMENTS

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

December 31, 2016

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Legion M Entertainment, Inc.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND FOR THE PERIOD FROM MARCH 4, 2016 (INCEPTION) TO DECEMBER 31, 2016:

Legion M Entertainment, Inc.
BALANCE SHEET

	December 31, 2016
ASSETS	
Current Assets:	
Cash	$ 638,309
Accounts Receivable	1,000
Inventory	8,432
Prepaid Expenses	10,000
Total Current Assets	657,740
Fixed Assets (Net)	36,548
TOTAL ASSETS	$ 694,288
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 93,259
Note Payable to Related Party	8,705
Total Current Liabilities	101,964
Total Liabilities	101,964
Stockholders' Equity:	
Class A Common Stock, $0.0001 par, 17,000,000 authorized and 170,503 issued and outstanding at December 31, 2016	17
Class B Common Stock, $0.0001 par, 3,000,000 authorized and 1,643,688 issued and outstanding, 557,541 vested at December 31, 2016	164
Additional Paid-in-Capital	1,836,587
Accumulated Deficit	(1,244,443)
Total Stockholders' Equity	592,325
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 694,288

See accompanying notes, which are an integral part of these financial statements.

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Legion M Entertainment, Inc.
STATEMENT OF OPERATIONS

	For the Period from Inception, March 4, 2016 through December 31, 2016
Revenues:	$ 23,096
Cost of Goods Sold	16,616
Gross Profit	6,480
Operating Expenses:	
Sales and Marketing	326,586
Compensation and Benefits	407,379
Professional Fees	100,689
Independent Contractors	195,662
General and Administrative	21,031
Depreciation	6,003
Total Operating Expenses	1,057,349
Loss from Operations	(1,050,869)
Other Expenses:	
Interest Expense	11,319
Interest Expense - Conv. Note Discount	182,255
Total Other Expenses	193,574
Net Loss	$ (1,244,443)

See accompanying notes, which are an integral part of these financial statements.

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Legion M Entertainment, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY

	Class A Common Stock		Class B Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholder's Equity
	Number of Shares	Amount	Number of Shares	Amount			
Balance at March 7, 2016 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Common Stock Issuances							
Class A ($0.0001 par, $7.00 issue)	170,503	17			1,193,504		1,193,521
Class B ($0.0001 par, $0.0001 issue)			50,000	5	-		5
Class B ($0.0001 par, $0.001 issue)			1,496,040	150	1,346		1,496
Conversion of Notes Payable							
$4.90 Conversion			86,788	9	425,253		425,261
$7.00 Conversion			10,860	1	76,019		76,020
Discount on Conversion of Convertible Notes Payable					182,255		182,255
Stock Based Compensation					76,473		76,473
Warrants (27,000 Issued, 9,000 Vested, $6.99 Value)					62,920		62,920
Offering Costs					(181,183)		(181,183)
Net Loss						(1,244,443)	(1,244,443)
Balance at December 31, 2016	170,503	$ 17	1,643,688	$ 164	$ 1,836,587	$ (1,244,443)	$ 592,325

See accompanying notes, which are an integral part of these financial statements.

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Legion M Entertainment, Inc.
STATEMENT OF CASH FLOW

	For the Period from Inception, March 4, 2016 through December 31, 2016
Cash Flows From Operating Activities	
Net Loss	$ (1,244,443)
Adjustments to Reconcile Net Loss to Net Cash Provided By / (Used In) Operating Activities:	
Depreciation	6,003
Stock Compensation Expense	76,473
Warrants	62,920
Interest on Convertible Notes Payable	6,982
Discount on Conversion of Convertible Notes Payable	182,255
Increase in Accounts Receivable	(1,000)
Increase in Inventory	(8,432)
Increase in Prepaid Expenses	(10,000)
Increase in Accounts Payable and Accrued Expenses	93,259
Net Cash Provided By / (Used In) Operating Activities	(835,983)
Cash Flows From Investing Activities	
Purchase of Property and Equipment	(42,551)
Net Cash Used in Investing Activities	(42,551)
Cash Flows From Financing Activities	
Proceeds From Issuance of Class A Common Stock	1,193,521
Proceeds From Issuance of Class B Common Stock	1,501
Stock Issuance Cost	(181,183)
Proceeds From Convertible Notes Issuances	494,299
Proceeds From Note Payable to Related Party	33,000
Principle Payments on Note Payable to Related Party	(24,295)
Net Cash Provided by Financing Activities	1,516,843
Net Change in Cash	638,309
Cash at Beginning of Period	-
Cash at End of Period	$ 638,309
Supplemental Disclosure of Cash Flow Information	
Cash Paid for Interest	$ 4,337
Supplemental Disclosure of Non-Cash Financing Activities	
Conversion of Convertible Notes Payable	$ 501,281

See accompanying notes, which are an integral part of these financial statements.

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to December 31, 2016

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company's mission is to empower creators to push the boundaries, and empower fans to be a part of the content they love. The Company intends to develop a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

As of December 31, 2016, the Company has not generated significant revenue from principal operations. The Company's activities since inception have consisted of formation activities, R&D, raising seed-round capital, business development, developing the initial slate of projects, establishing the early Legion M community and culture, marketing for principle operations and to establish Legion M as a credible player in the industry, infrastructure development to support the community, and preparations to raise this next round of capital. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is still ramping up and therefore has not generated material revenue from principal operations, has generated a small amount of revenue from merchandise sales, and no profit since inception, and has sustained a net loss of $1,244,443 for the period ended December 31, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to December 31, 2016

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Accounts receivable are minor and no associated allowances for doubtful accounts is established as of December 31, 2016.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $2,500.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to December 31, 2016

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Approximately $23,000 of revenue has been recognized as of December 31, 2016. This revenue was primarily driven by branded merchandise retail sales. While not intended to be the primary driver of revenue for the Company, these retail sales have always been expected to be one of the Company's lines of business.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. As discussed in Note 7, certain expenses totaling $101,992 were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to December 31, 2016

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. The Company anticipates significant offering costs in connection with the proposed offering. Offering costs of $181,183 were incurred during the period ended December 31, 2016.

Calculation of Earnings Per Share

The Company calculated weighted average shares outstanding based on each shares issue date. The weighted average shares outstanding for the period ending December 31, 2016 was used to calculate earnings per share. The weighted average shares outstanding for period ending December 31, 2016 was 1,596,578 shares and the earnings per share for the same period was ($0.78).

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years, though given the Company's 2016 inception date no tax returns have been filed to date. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2016, the Company had total taxable net operating loss carryforwards of approximately $985,000. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive a net tax asset of approximately 392,000. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2016. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, and stock based compensation.

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to December 31, 2016

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of December 31, 2016

	2016
Federal Income tax rate	34.0%
State Income tax rate, net of federal benefit	5.8%
Valuation Allowance	-39.8%
Effective Income Tax Rate	0.0%

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended December 31, 2016, the Company recognized no interest and penalties.

The Company files U.S. federal and California state income tax returns. Since the Company was formed on March 4, 2016, no such returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: CONVERTIBLE NOTES PAYABLE

The Company issued convertible notes payable between March 31, 2016 and August 14, 2016 with aggregate principal amounts of $494,299, the majority of the notes accrued simple interest at 5% per annum through the maturity date. The notes were set to mature on April 1, 2018, at which time, and any time thereafter, principal and accrued interest are payable at the Company's election or on demand by the note holder. The notes were a general unsecured obligation of the Company. Interest accrued during the inception period on one of the notes was included in the principal amount of the note and the associated expense was recorded by the Company as interest expense for the period the note was held in the name of the related party. Prior to this convertible note being issued, the note holder made a loan to a related party to fund development activities, as discussed in Note 7. On March 31, 2016 this convertible note was issued directly with the Company replacing the previous note to the related party and was recorded as a convertible note on the Company's Balance Sheet.

On August 14, 2016, the date of closing of the Regulation Crowdfunding offering, all convertible notes, inclusive of accrued and unpaid interest totaling $501,281 in aggregate, were converted to 97,648 shares of Class B Common Stock. Of those, 10,860 were converted at $7.00 per share and 86,788 were converted at $4.90 per share, representing a 30% discount. The discount from the intrinsic value of the convertible notes' beneficial conversion features totaling $182,255 was recognized to interest expense and additional paid-in capital on the conversion date as the conversion was simultaneous with resolution of the contingent event triggering convertibility. As of December 31, 2016, there are no convertible notes payable or related accrued interest payable outstanding.

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to December 31, 2016

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the year ended December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2016, 459,893 of the shares have vested and 429,498, 360,703, 293,008 and 2,938 are scheduled to vest during 2017, 2018, 2019 and 2020, respectively.

Additionally, as discussed in Note 4, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A common stock.

The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A common stock.

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock.

As of December 31, 2016, the Company issued 219,772 options to purchase Class B Common Stock under the Plan at exercise prices of $0.01 to $7.00 per share. These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The options expire 10 years after the date of grant. As of December 31, 2016, 22,666 of the outstanding options had vested. The remaining outstanding options will vest at a rate of 67,696, 54,688, 32,896, 27,356 and 14,490 in 2017, 2018, 2019, 2020 and 2021 and beyond, respectively.

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to December 31, 2016

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2016 are as follow:

	December 31, 2016
Risk Free Interest Rate	1.93%
Expected Dividend Yield	0
Expected Volatility	60.0%
Expected Life (years)	5
Fair Value per Stock Option	$7.00

The Company used the weighted average vesting period to calculate straight-line, stock-based compensation expense for the option grants. Based on the issue dates, the per share value and the weighted average vesting period, the Company determined total stock-based compensation and additional-paid-in-capital to be $76,473.

Grant Date	4/12/2016	10/19/2016	2016 Total
Options Granted	59,000	160,772	219,772
Weighted Average Life (Months)	70	40	
Per Share Value	$ 6.99	$ 3.65	
Weighted Average Vested in 2016	6,743	8,039	14,781
2016 Stock-based Compensation	$ 47,133	$ 29,341	$ 76,473

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest prorata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2016, 9,000 warrants had vested. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $62,920 and recorded that value as an adjustment to additional paid-in capital and as marketing expense.

Grant Date	4/12/2016
Warrants Granted	27,000.00
Weighted Average Life (Months)	24
Per Share Value	$ 6.99
Weighted Average Vested in 2016	9,000.00
2016 Marketing Expense	$ 62,920

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to December 31, 2016

NOTE 7: RELATED PARTIES

Prior to the Company's formation, development activities commenced and certain startup expenses were incurred. The expenses were paid out of a bank account controlled by a third party related to the Company via mutual ownership by one of the Company's shareholders. All such expenses were allocated under the specific identification method as the Company has not yet commenced substantial operations to warrant the allocation of any common expenses. The Company did not share any expenses with the related party and management asserts that the allocation methodology used is reasonable and reflects management's estimate of what the expenses would have been on a stand-alone basis. The expenses were funded by a loan from an investor directly to the related party. On March 31, 2016, a new convertible note was issued directly with the Company replacing the previous note to the related party and is now recorded as a convertible note on the Company's balance sheet, as discussed in Note 4. These transactions have been recorded on the Company's balance sheet and statement of operations for the period presented.

In May 2016, the Company purchased a vehicle from a related party company for $33,000, with the purchase price financed by the related party, payable in 12 equal monthly installments. The Company also issued a note payable to this related party company subsequent to year end, which has since been repaid.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through January 31, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Next Step Regulation A Financing Offering

Many successive rounds of financing may be needed to achieve the Company's long term goal of having a million shareholders. The Company is in the process of preparing an offering statement to be filed with the SEC under Regulation A in advance of a second crowdfunding round under the JOBS Act. The maximum amount that the Company can raise pursuant to Regulation A is $50 million. As of January 31, 2017, the offering statement has not yet been qualified by the SEC.

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Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor's Report

March 31, 2016

Legion M Entertainment, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Legion M Entertainment, Inc., which comprise the balance sheet as of March 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from March 4, 2016 (inception) to March 31, 2016, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

-1-

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legion M Entertainment, Inc. as of March 31, 2016, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained a net loss of $162,552 in the period ended March 31, 2016, and has an accumulated deficit of $162,552 as of March 31, 2016. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
November 11, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

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Legion M Entertainment, Inc.
BALANCE SHEET
As of March 31, 2016

ASSETS

Current Assets:		
Cash	$	-
Prepaid expenses		5,500
Due from related party		55,301
Total Current Assets		60,801
TOTAL ASSETS	$	60,801

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:		
Accounts payable and accrued expenses	$	20,011
Total Current Liabilities		20,011
Non-Current Liabilities:		
Convertible notes payable		203,342
Total Non-Current Liabilities		203,342
Total Liabilities		223,353
Stockholders' Equity (Deficit):		
Common Stock, 10,000,000 authorized, $0.0001 par value, 1,528,040 issued and outstanding, 75,500 vested as of March 31, 2016		153
Additional Paid-In Capital		1,330
Stock Subscriptions Receivable		(1,483)
Accumulated Deficit		(162,552)
Total Stockholders' Equity (Deficit)		(162,552)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	60,801

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

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Legion M Entertainment, Inc.
STATEMENT OF OPERATIONS
For the period from March 4, 2016 (inception) to March 31, 2016

Revenues:	$	-
Operating Expenses:		
Compensation and benefits		95,887
Sales and marketing		61,830
General and administrative		1,493
Total Operating Expenses		159,210
Loss from Operations		(159,210)
Other Expenses:		
Interest Expense		3,342
Total Other Expenses		3,342
Net Loss	$	(162,552)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

Legion M Entertainment, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from March 4, 2016 (inception) to March 31, 2016

	Common Stock		Additional Paid-In Capital	Stock Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount				
Balance at March 4, 2016 (inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issuances	1,528,040	153	1,330	(1,483)	-	-
Net Loss	-	-	-		(162,552)	(162,552)
Balance at March 31, 2016	1,528,040	$ 153	$ 1,330	$ (1,483)	$ (162,552)	$ (162,552)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

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Legion M Entertainment, Inc.
STATEMENT OF CASH FLOWS
For the period from March 4, 2016 (inception) to March 31, 2016

Cash Flows From Operating Activities		
Net Loss	$	(162,552)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(5,500)
Increase in accounts payable and accrued expenses		20,011
Net Cash Used In Operating Activities		(148,041)
Cash Flows From Financing Activities		
Proceeds from convertible note transferred from related party		148,041
Net Cash Provided By Financing Activities		148,041
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to March 31, 2016

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment studio. The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company's mission is to empower creators to push the boundaries, and empower fans to be a part of the content they love. The Company intends to develop a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

As of March 31, 2016, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise additional capital, as described in Note 8. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated revenues or profits since inception, and has sustained a net loss of $162,552 for the period ended March 31, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

See accompanying Independent Auditor's Report

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to March 31, 2016

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of March 31, 2016.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $2,500. No property and equipment has been recorded as of March 31, 2016.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

See accompanying Independent Auditor's Report

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to March 31, 2016

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock Subscriptions Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet. At March 31, 2016 $1,483 was recorded as stock subscription receivable on the balance sheet for unfunded subscriptions related to the 2016 stock issuances.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of March 31, 2016.

See accompanying Independent Auditor's Report

-9-

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to March 31, 2016

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. As discussed in Note 6, certain expenses totaling $101,992 were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. The Company anticipates significant offering costs in connection with the proposed offering discussed in Note 8. No offering costs were incurred during the period ended March 31, 2016.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years, though given the Company's 2016 inception date no tax returns have been filed to date. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At March 31, 2016, the Company had a net operating loss $162,552. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive a net tax asset of $64,696. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss carryforwards before they expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

See accompanying Independent Auditor's Report

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to March 31, 2016

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended March 31, 2016, the Company recognized no interest and penalties.

The Company files U.S. federal and California state income tax returns. Since the Company was formed on March 4, 2016, no such returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: CONVERTIBLE NOTE PAYABLE

The Company issued a convertible note payable in the amount of $203,342 on March 31, 2016, the note accrues simple interest at 5% per annum through the maturity date. The note matures on April 1, 2018, at which time, and any time thereafter, principal and accrued interest are payable at the Company's election or on demand by the note holder. The note is a general unsecured obligation of the Company. Interest accrued during the inception period has been included in the principal amount of the note and the associated expense was recorded by the Company as interest expense for the period the note was held in the name of the related party. Prior to this convertible note being issued, the note holder made a loan to a related party to fund development activities, as discussed in Note 6. On March 31, 2016 this convertible note was issued directly with the Company replacing the previous note to the related party and is recorded as a convertible note on the Company's Balance Sheet. At March 31, 2016, the related party owed the Company $55,301, which is recorded as Due from Related Party and represents the amount of funds related to this note that have not been transferred back to the Company as of March 31, 2016.

The note is convertible into shares of common stock at the next equity financing, upon a corporate transaction, or at maturity, under the following conditions.

Equity Financing Conversion: The principal balance and unpaid accrued interest will automatically convert to common stock at the closing of the next qualifying round of equity financing (as defined in the convertible note agreement) of $1,000,000 or greater at a discount as described below. The Company may, at its option, pay any accrued interest on the note in cash at the time of the conversion. The discount applicable to the note is conditional on the amount of the financing; a discount of 25% applies if the pre-money valuation is less than $10,000,000, 30% if the pre-money valuation is greater than $10,000,000 and less than $20,000,000, 35% if the pre-money valuation is greater than $20,000,000 and less than $30,000,000, 40% if the pre-money valuation is greater than $30,000,000 and less than $40,000,000, and 45% if the pre-money valuation is greater than $40,000,000. The Company determined that the note contained a conversion feature contingent upon a future event due to the discounted conversion provision. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion feature on this note was trivial based on the issuance date fair value of the Company's common stock. Further, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, a beneficial conversion feature was not recorded as a note discount at the issuance date of his note.

See accompanying Independent Auditor's Report

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to March 31, 2016

Corporate Transaction Conversion: In the event of a corporate transaction, prior to the conversion or repayment of the note, defined as:

1) The closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; or

2) The consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

3) The closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

The holder may elect that either: (a) the Company will pay the holder all accrued and unpaid interest due on the note and the outstanding principal balance of the Note; or (b) the note will convert into that number of conversion shares equal to the quotient obtained by dividing the outstanding principal balance and unpaid accrued interest of the note by the price implied by a $10,000,000 pre-money valuation on the fully diluted capitalization of the Company (as defined in the convertible note agreement). The Company analyzed the conversion feature of the note to determine whether it qualifies as a beneficial conversion feature, and determined that based on the fair value of the Company's common stock at the note's issuance date, this conversion feature is not beneficial. Accordingly, a discount was not recorded against the note related to the conversion feature.

Maturity Conversion: At any time on or after the maturity date, at the election of the holder, the note will convert into the number of conversion shares equal to the quotient obtained by dividing the outstanding principal balance and unpaid accrued interest of the note on the date of such conversion by the price implied by a $10,000,000 pre-money valuation on the fully diluted capitalization of the Company (as defined in the convertible note agreement). The Company analyzed the conversion feature of the note to determine whether it qualifies as a beneficial conversion feature, and determined that based on the fair value of the Company's common stock at the note's issuance date, this conversion feature is not beneficial. Accordingly, a discount was not recorded against the note related to the conversion feature.

See accompanying Independent Auditor's Report

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to March 31, 2016

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001. As of March 31, 2016, 1,528,040 shares were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,483. This amount was recorded as stock subscriptions receivable on the balance sheet as a contra equity account as it was unfunded as of March 31, 2016 and has not been paid through the issuance of these financial statements. The shares are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the company. Four of these stock purchase agreements for a total of 1,388,040 shares are subject to a 1 year cliff. At March 31, 2016, 75,500 shares were fully vested and the remaining 1,452,540 were unvested and subject to vesting terms. The weighted average remaining vesting period on all unvested shares was 41 months at March 31, 2016. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued.

NOTE 6: RELATED PARTIES

Prior to the Company's formation, development activities commenced and certain startup expenses were incurred. The expenses were paid out of a bank account controlled by a third party related to the Company via mutual ownership by one of the Company's shareholders. All such expenses were allocated under the specific identification method as the Company has not yet commenced substantial operations to warrant the allocation of any common expenses. The Company did not share any expenses with the related party and management asserts that the allocation methodology used is reasonable and reflects management's estimate of what the expenses would have been on a stand-alone basis. The expenses were funded by a loan from an investor directly to the related party. On March 31, 2016, a new convertible note was issued directly with the Company replacing the previous note to the related party and is now recorded as a convertible note on the Company's balance sheet, as discussed in Note 4. These transactions have been recorded on the Company's balance sheet and statement of operations for the period presented. At March 31, 2016, the related party owed the Company $55,301 which is recorded as Due from Related Party on the Balance Sheet. Subsequent to March 31, 2016, this amount was repaid to the Company in full.

A director of the Company was paid for services rendered to the Company since inception in the total amount of $85,217.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

See accompanying Independent Auditor's Report

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to March 31, 2016

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2016:

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999. The offering is now closed and the Company received net proceeds of $969,999 for the issuance of 142,857 shares of Class A common stock.

The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A common stock.

The Company issued convertible notes payable for cash in the combined principal amount of $291,000 to several investors subsequent to March 31, 2016, under the similar terms to the note described in Note 4. On August 14, 2016, the date of closing of the Regulation Crowdfunding offering, all convertible notes converted to Class B common stock at conversion prices ranging from $4.90 to $7.00 per share, yielding 97,648 shares of Class B common stock.

In April 2016, the Company issued 18,000 shares of common stock at a purchase price of $0.001, yielding proceeds of $18. The shares vest monthly in equal increments over a 2 year period from the date of issue.

See accompanying Independent Auditor's Report

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Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
For the period from March 4, 2016 (inception) to March 31, 2016

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock to 20,000,000 shares of common stock, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan. The plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. During 2016, the Company issued 219,772 options to purchase Class B Common Stock under the plan at exercise prices of $0.01 to $7.00 per share, vesting over periods from 1 to 4 years. The options expire 10 years after the date of grant. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock.

On April 12, 2016, the Company issued warrants to purchase 27,000 shares of Class B Common Stock outside of its 2016 Equity Incentive Plan. The warrant exercise price is $0.01 per share and vests over 2 years from the date of grant. The warrant expires 10 years from the date of grant.

In May 2016, the Company purchased a vehicle from a related party company for $33,000, with the purchase price financed by the related party, payable in 12 equal monthly installments. The Company also issued a note payable to this related party company subsequent to the financial statement date, which has since been repaid.

Management's Evaluation

Management has evaluated subsequent events through November 11, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor's Report

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